GERALD ADLER

gerald.adler@dechert.com
+1 212 698 3679 Direct
+1 212 698 0479 Fax

October 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	John Reynolds
S. Thomas Kluck II

Re:          Shermen WSC Acquisition Corp.

                Amendment No. 5 to Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

                At the request of Shermen WSC Acquisition Corp., a Delaware corporation (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 27, 2006 from John Reynolds of the Commission to Francis P. Jenkins, Jr., Chairman and Chief Executive Officer of the Company relating to Amendment No. 4 to the Registration Statement on Form S-1 of the Company filed with the Commission on September 14, 2006 (the “Registration Statement”).  The Registration Statement relates to the Company’s initial public offering of 20,000 units, each unit consisting of one share of the Company’s common stock and two warrants for an aggregate public offering price of $120,000,000.

                We have simultaneously filed Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes the Company has made to the Registration Statement in response to the Staff’s comments as well as certain additional changes.

                The numbered paragraph below corresponds to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.                                       Comment:  We note your response to comment one from our letter of September 8, 2006.  We partially reissue the comment.  We continue to note the statement at the bottom of page 52 that, “As a result, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust is remote.”  Please reconcile this statement with the disclosure on page 17 that:  (i) ”Although we will seek to have all vendors ...  enter into agreements with us waiving any right ... of any kind in or to monies held in the trust account ...  there is no guarantee that they will enter into such agreements;” (ii) “Nor is there any guarantee that such entities will agree to waive any claims they have in the future ...  and will not seek recourse against the trust account for any reason;” and (iii) “...  we cannot assure you that Mr. Jenkins will be able to satisfy those obligations.” It appears that the company cannot predict with certainty:  (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of Mr. Jenkins to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors.  Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Response:  The Company has revised the Registration Statement in “Risk Factors” and “Proposed Business--Effecting a Business Combination—Plan of dissolution and liquidation if no business combination” in accordance with the Staff’s comment.

The Offering, page 3

Liquidation if no business combination, page 8

2.                                       Comment:  The prospectus states at page 10 that Mr. Jenkins “will be personally liable to ensure that the proceeds in the trust account are not reduced by claims of vendors or target businesses ...” It appears that this statement should be qualified by the previous statement at page 6 that Mr. Jenkins will be personally liable to pay the company’s “debts, obligations and liabilities in excess of the net proceeds of this offering not held in the trust account and one-half of the interest, net of taxes, up to a total of $1,500,000.”

Response:  The Company has revised the Registration Statement in “The Offering—Liquidation if no business combination” in accordance with the Staff’s comment.

Financial Statements

3.                                       Comment:  Please provide updated financial statements to comply with the requirements of Rule 3-12 of Regulation S-X.

Response:  The Company has updated its financial statements included in the Registration Statement in accordance with the Staff’s comment.

Other Regulatory

4.                                       Comment:  Please provide a currently dated and signed consent in any amendment.

Response:  The Company has provided a currently dated and signed consent in Amendment No. 5 to the Registration in accordance with the Staff’s comment.

Part II - Exhibits

5.                                       Comment:  Please file the remaining exhibits, such as the legality opinion, with the next amendment in order to allow us time to review such exhibits.

Response:  As requested by the Staff, the Company has filed all of the remaining exhibits with Amendment No. 5 to the Registration Statement.

On behalf of the Company we have arranged for delivery to the attention of each of John Reynolds and S. Thomas Kluck II of the Commission via Federal Express for overnight delivery five copies of this response letter together with marked copies of Amendment No. 5 to the Registration Statement.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable.  In the meantime, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ GERALD ADLER

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:           Francis P. Jenkins, Jr., Chairman and Chief Executive Officer